

FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

SUPPL

HALF YEAR INFORMATION

Six months to 30 September 2006



CONTENTS

06018561

Results Commentary

NZX Appendix 1 (Results for announcement to the market)

NZX Appendix 7 (Dividend)

Consolidated Financial Statements

Accountants Review Report



PROCESSED
NOV 2 1 2006
THOMSON
FINANCIAL

Additional Information

- ASX Appendix 4D (Half yearly report)

- Directors' Declaration

- Directors' Details



OPERATING PERFORMANCE UP 20 PERCENT

Increased appliance sales in all markets and a continued strong focus on cost down have resulted in Fisher & Paykel Appliances Holdings Limited reporting a 19.9 percent increase in operating profit before interest, taxation and restructuring costs for the 6 months ended 30 September 2006. The improvement on the previous corresponding period ($54.247 million compared to $45.243 million) was achieved despite:

- unfavourable currency movements,
- high raw material prices,
- softening demand generally in the USA,
- high domestic interest rates, which negatively affected the Finance business.

Group profit after taxation, but before restructuring costs was $27.714 million compared to $26.573 million for the previous corresponding period.

After deducting restructuring costs of $2.100 million after tax, Group profit after taxation was $25.614 million ($26.206 million last year).

Record first half sales revenues were achieved in New Zealand, USA, Singapore, Europe and Rest of World markets. Increased market shares and global expansion were instrumental in the growth.

On 15 June 2006, the Group acquired Elba S.p.A., the European cookware business of De'Longhi S.p.A. Based near Treviso, Italy, Elba manufactures and distributes cookware products, including freestanding cookers, built-in ovens and cooktops. The acquisition provides a platform to achieve strategic growth in Europe through significantly increased distribution and access to a range of cooking products designed for both the local European and UK markets. These will complement our own range of products. Synergistic benefits are also expected to be realised between the three cooking plants in Italy, USA and New Zealand. Elba contributed $3.995 million to operating profit before interest, taxation and amortisation for the half, which is in line with expectations.

The Finance Group delivered a satisfactory result in an intensely competitive market in which funding costs have continued to increase. Synergies from the integration of the Farmers Finance business and other cost savings have contributed to earnings in the first half.

FINANCIAL PERFORMANCE

	6 Months 30 Sep 2006 $000	6 Months 30 Sep 2005 $000	Year 31 Mar 2006 $000
Operating Profit before Interest, Taxation and Restructuring Costs			
Appliances	**39,981**	31,520	82,445
Finance	**14,266**	13,723	28,399
	54,247	45,243	110,844
Restructuring Costs (See note below)			
Appliances	**(2,663)**	(525)	(998)
Finance	**(472)**	-	-
	(3,135)	(525)	(998)
Operating Profit before Interest & Taxation			
Appliances	**37,318**	30,995	81,447
Finance	**13,794**	13,723	28,399
Operating Profit before Tax	**51,112**	44,718	109,846
Interest *	**(9,960)**	(5,890)	(13,188)
	41,152	38,828	96,658
Taxation	**(15,538)**	(12,622)	(32,713)
Group Profit after Taxation	**25,614**	26,206	63,945
Group Profit after Taxation, excluding Restructuring Costs	**27,714**	26,573	64,632
Excludes operating interest of the Finance Group			

Restructuring Costs:
These costs represent staff retrenchment costs due to; outsourcing, the relocation of plant closer to our major markets and the integration of acquired businesses.

REVENUE

Total operating revenue at $696.682 million was $126.733 million (22.2 percent) up on the previous corresponding period, including $53.722 million attributable to Elba S.p.A., which was acquired on 15 June 2006.

	6 Months 30 Sep 2006 $'000	6 Months 30 Sep 2005 $'000	Year 31 Mar 2006 $'000
Appliances			
New Zealand	120,152	119,225	248,889
Australia	198,281	167,162	375,968
USA	241,811	198,039	412,660
Singapore	6,925	5,290	11,518
Europe	46,257	7,681	13,571
Rest of World	22,490	8,322	19,572
Total Appliances Revenue	635,916	505,719	1,082,178
Finance			
New Zealand	60,029	63,800	126,402
Interest	737	430	537
Total Operating Revenue	696,682	569,949	1,209,117

Excluding Elba S.p.A., Appliances sales were up 15 percent reflecting continued growth in generally flat or declining market conditions.

Finance revenue was down slightly due to continued intense competition in the market and continued price deflation in many durable products.



FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

HALF YEAR INFORMATION

Six months to 30 September 2006



CONTENTS

Results Commentary

NZX Appendix 1 (Results for announcement to the market)

NZX Appendix 7 (Dividend)

Consolidated Financial Statements

Accountants Review Report

Additional Information

- ASX Appendix 4D (Half yearly report)

- Directors' Declaration

- Directors' Details

OPERATING PERFORMANCE UP 20 PERCENT

Increased appliance sales in all markets and a continued strong focus on cost down have resulted in Fisher & Paykel Appliances Holdings Limited reporting a 19.9 percent increase in operating profit before interest, taxation and restructuring costs for the 6 months ended 30 September 2006. The improvement on the previous corresponding period ($54.247 million compared to $45.243 million) was achieved despite:

- unfavourable currency movements,
- high raw material prices,
- softening demand generally in the USA,
- high domestic interest rates, which negatively affected the Finance business.

Group profit after taxation, but before restructuring costs was $27.714 million compared to $26.573 million for the previous corresponding period.

After deducting restructuring costs of $2.100 million after tax, Group profit after taxation was $25.614 million ($26.206 million last year).

Record first half sales revenues were achieved in New Zealand, USA, Singapore, Europe and Rest of World markets. Increased market shares and global expansion were instrumental in the growth.

On 15 June 2006, the Group acquired Elba S.p.A., the European cookware business of De'Longhi S.p.A. Based near Treviso, Italy, Elba manufactures and distributes cookware products, including freestanding cookers, built-in ovens and cooktops. The acquisition provides a platform to achieve strategic growth in Europe through significantly increased distribution and access to a range of cooking products designed for both the local European and UK markets. These will complement our own range of products. Synergistic benefits are also expected to be realised between the three cooking plants in Italy, USA and New Zealand. Elba contributed $3.995 million to operating profit before interest, taxation and amortisation for the half, which is in line with expectations.

The Finance Group delivered a satisfactory result in an intensely competitive market in which funding costs have continued to increase. Synergies from the integration of the Farmers Finance business and other cost savings have contributed to earnings in the first half.

FINANCIAL PERFORMANCE

	6 Months 30 Sep 2006 $000	6 Months 30 Sep 2005 $000	Year 31 Mar 2006 $000
Operating Profit before Interest, Taxation and Restructuring Costs			
Appliances	**39,981**	31,520	82,445
Finance	**14,266**	13,723	28,399
	54,247	45,243	110,844
Restructuring Costs (See note below)			
Appliances	**(2,663)**	(525)	(998)
Finance	**(472)**	-	-
	(3,135)	(525)	(998)
Operating Profit before Interest & Taxation			
Appliances	**37,318**	30,995	81,447
Finance	**13,794**	13,723	28,399
Operating Profit before Tax	**51,112**	44,718	109,846
Interest *	**(9,960)**	(5,890)	(13,188)
	41,152	38,828	96,658
Taxation	**(15,538)**	(12,622)	(32,713)
Group Profit after Taxation	**25,614**	26,206	63,945
Group Profit after Taxation, excluding Restructuring Costs	**27,714**	26,573	64,632
***** Excludes operating interest of the Finance Group			

Restructuring Costs:
These costs represent staff retrenchment costs due to; outsourcing, the relocation of plant closer to our major markets and the integration of acquired businesses.

REVENUE

Total operating revenue at $696.682 million was $126.733 million (22.2 percent) up on the previous corresponding period, including $53.722 million attributable to Elba S.p.A., which was acquired on 15 June 2006.

	6 Months 30 Sep 2006 $'000	6 Months 30 Sep 2005 $'000	Year 31 Mar 2006 $'000
Appliances			
New Zealand	120,152	119,225	248,889
Australia	198,281	167,162	375,968
USA	241,811	198,039	412,660
Singapore	6,925	5,290	11,518
Europe	46,257	7,681	13,571
Rest of World	22,490	8,322	19,572
Total Appliances Revenue	635,916	505,719	1,082,178
Finance			
New Zealand	60,029	63,800	126,402
Interest	737	430	537
Total Operating Revenue	696,682	569,949	1,209,117

Excluding Elba S.p.A., Appliances sales were up 15 percent reflecting continued growth in generally flat or declining market conditions.

Finance revenue was down slightly due to continued intense competition in the market and continued price deflation in many durable products.

CASH FLOW

Cash flow from operations was $21.108 million compared to $37.767 million in the first half of 2005/06.

Working capital timing differences, mainly associated with Elba S.p.A., reduced cash flows from operations by $9.4 million during the half. These are expected to reverse in the December quarter.

Inventories across the Group are generally well balanced to current sales levels and include cover for the seasonal Australian and New Zealand refrigeration sales that normally begin in late October.

CAPITAL AND DEPRECIATION

Capital expenditure in cash flow terms was as follows:

	6 Months 30 Sep 2006 $'000	6 Months 30 Sep 2005 $'000
Appliances	21,549	18,914
Finance	989	2,140
	22,538	21,054

Capital expenditure for the full year is expected to be $61 million, including $3 million for Elba S.p.A. and $3 million for the Finance Group.

Depreciation charges were:

	6 months 30 Sep 2006 $000	6 months 30 Sep 2005 $000
Appliances	19,811	15,403
Finance	931	1,004
	20,742	16,407

DIVIDEND

The Directors have approved an interim dividend of 9 cents per share, which is unchanged from the previous corresponding period. The dividend will be fully imputed for New Zealand tax residents and 100 percent franked for Australian tax residents. Non-resident shareholders will receive a supplementary dividend of 1.588 cents per share.

The interim dividend will be paid on 4 December 2006.

The record date will be 23 November 2006 and the ex-dividend dates 17 November 2006 for the ASX and 24 November 2006 for the NZX.

APPLIANCES GROUP

The Appliances Group segmented result for the six months ended 30 September 2006 was:

	6 months 30 Sep 2006 $000	6 months 30 Sep 2005 $000	Percentage Change	Year 31 Mar 2006 $000
Total Appliances Revenue	636,620	506,116	25.8	1,082,650
Operating Profit before Interest, Taxation & Restructuring Costs	39,981	31,520	26.8	82,445
Operating Profit before Interest & Taxation	37,318	30,995	20.4	81,447
Assets Employed	1,023,316	726,366		778,728
Operating Margin *	6.3%	6.2%		7.6%
* Operating Profit Before Interest, Taxation & Restructuring Costs to Sales				

High prices for commodities used in raw materials such as steel, plastics and copper continued during the first half. Although raw material price levels appear to have reached a plateau, the outlook still remains uncertain. A continued strong focus on "cost down" cushioned the full impact of these exceptionally high prices during the half.

In New Zealand, the Group retained the market share gains achieved in the second half of the last financial year, despite the overall market being down on the previous year. A price increase was implemented in September.

In Australia, retail competition remains intense. The overall market size reduction that occurred last year appears to have abated with this year's first half figures indicating slight growth. Our market share during the half was up on the previous corresponding period.

Sales growth has slowed in the USA, in line with general market conditions. We continue to increase our presence in this strategically important market. The SmartLoad dryer line and motor manufacturing plant were recently transferred ahead of schedule to our factory in Clyde, Ohio, which now manufactures clothes washers, clothes dryers and motors for the North American market.

There are now nine Fisher & Paykel operated warehouses in North America through which we distribute to over 4,400 stores. We are poised for further growth in this market and are examining additional options to increase distribution.

The motor contract with Whirlpool continues to ramp up with supply now direct from our manufacturing facility in Clyde.

The economy in Singapore has recovered resulting in improved sales levels. The Fisher & Paykel brand remains the number one non-Asian brand in this market.

Our European operation, including the UK and Ireland, is currently progressing through a restructuring phase. With the purchase of Elba S.p.A. in June, Europe now offers a major opportunity for expansion and the realisation of synergies related to product, distribution and manufacturing.

Appliances revenue by geographic region and currency for the half has been compared to the previous corresponding period in the table below:

		6 months 30 Sep 2006 $000	6 months 30 Sep 2005 $000	Percentage Change
Appliances:				
New Zealand	NZD	120,011	119,087	0.8%
Australia	AUD	166,053	153,691	8.0%
USA	USD	152,117	137,969	10.3%
Singapore	SGD	6,907	6,200	11.4%
Europe	NZD	46,213	7,661	503.2%
Rest of World	NZD	22,475	8,320	170.1%
Note: Excludes non appliance related sales				

New Zealand revenue held steady at $120.011 million, slightly up on the previous corresponding period. This is a solid result given the state of the market.

Australian sales showed good growth in a slow market, up 8 percent in Australian dollar terms to A$166.053 million, (A$153.691 million last year). This has resulted from first half market share gains.

North American sales have slowed. There is a well documented softening of the USA market, driven by higher interest rates and a slow down in new housing starts. However, growth in North America continued with sales up 10.3 percent to US$152.117 million.

Singapore's economic recovery continued with first half sales up 11.4 percent over the first half of last year to SG$6.907 million.

With the inclusion of sales from Elba S.p.A., Europe and the UK generated revenue of $46.213 million, up 503 percent. Excluding Elba S.p.A., sales exceeded the previous corresponding period by approximately 62 percent.

Rest of World sales increased 170 percent to $22.475 million. Excluding Elba S.p.A., sales were approximately 16 percent up on the previous corresponding period.

FINANCE GROUP

The finance Group segmented result for the half year was as follows:

	6 months 30-Sep-06 $000	6 months 30-Sep-05 $000	Year 31-Mar-06 $000
Revenue	60,062	63,833	126,467
Operating Profit before Interest, Taxation, & Restructuring Costs *	14,266	13,723	28,399
Operating Profit before Interest & Taxation *	13,794	13,723	28,399
Finance Receivables	526,231	571,916	571,688
Includes operating interest			

Operating efficiencies and improvements in bad debt management offset the effects of increased funding costs and intense market competition.

Synergies from the continued integration of the Farmers Finance business contributed to operating efficiencies and reductions in the duplication of processes and systems.

New product innovations and a broader range of retailers offering our financial services are encouraging customers to use our credit in a variety of new retail outlets. Farmers Card volumes remain relatively stable with fixed instalment big-ticket finance declining in line with The Farmers Trading Company repositioning their business.

Earnings from the insurance and warranty businesses have again contributed strongly.

OUTLOOK

During the first half the Appliances Group managed to hold or grow market share in all its major markets. This is a pleasing result given the current economic conditions prevailing in most of our markets. Growth is expected to continue in the second half.

The purchase of Elba S.p.A. in Italy, has positioned the Appliances Group for expansion in Europe. Early in the new calendar year, we will be commencing direct distribution in the Italian market. This will provide an opportunity to distribute Fisher & Paykel branded product in addition to the current Elba manufactured range of cookware. Work has commenced on implementing manufacturing synergies between the three cooking facilities in Italy, the USA and New Zealand. These will be realised over the next 12-18 months. Fisher & Paykel branded product for sale in New Zealand, Australia, Italy and USA is expected to be available from the Elba factory early in the new calendar year.

New products in three product categories, namely Project Luna gas cooktop in cooking, AquaSmart in laundry and Ice and Water in refrigeration, are due for release in the second half. These have been received positively by the trade and are expected to further drive sales, particularly in the local markets of New Zealand and Australia. These new products will be released to the wider markets in the new financial year.

The review of all parts of the business to identify opportunities to make savings continues.

For the second half, over 90 percent of net exposures against the Australian dollar are hedged at an average rate of $0.856 compared to an average actual rate in the first half of $0.879.

The Finance Group expects to realise further integration synergies in the second half. These will offset a likely softening in market demand and the impact of higher inflationary pressures in the New Zealand economy. Interest rates are expected to remain at current high levels. A broadening in retail distribution will provide additional opportunities for growth.

The Group's after tax profit guidance as given at the Annual Shareholders Meeting in August 2006 remains unchanged, biased to the lower end of $75 to $80 million before restructuring costs and the projected profit on the sale of surplus land.



G.A. Paykel
Chairman
Fisher & Paykel Appliances Holdings Limited
9 November 2006

For further information please contact John Bongard, CEO and Managing Director, or Paul Brockett, VP Investor Relations, on +64 9 2730600.

Fisher & Paykel Appliances Holdings Limited will host a conference call to review the interim result and to discuss the outlook for the remainder of the financial year. The conference call is scheduled to begin today at 2:00 pm NZDT; 11:00am AEST; 12:00pm AEDT. Individuals wishing to listen to the webcast can access the event at the Company's website www.fisherpaykel.com Please allow extra time prior to the webcast to visit the site and download the streaming media software required to listen to the broadcast.

To participate in the conference call, the dial in numbers are:

New Zealand Toll Free   0800 449118
Australia Toll Free   1800 009696

[The Interim Result will also be available on our website www.fisherpaykel.com]

Fisher & Paykel Appliances Holdings Limited

Results for announcement to the market

Reporting Period	6 Months to 30 September 2006

Previous Reporting Period	6 Months to 30 September 2005

	Amount (000s)	Percentage change
Revenues from ordinary activities (item 1.1.1)	696,682	% 22.2
Profit (loss) from ordinary activities after tax attributable to members (item 1.1.2)	25,614	% - 2.3
Net profit (loss) for the period attributable to members (item 1.1.3)	25,614	% - 2.3
Dividends (distributions) **(Please refer to commentary for further details)**	Amount per security	Imputed amount per security
Interim dividend (item 1.2)	9 ¢	4.4328 ¢

Record date for determining entitlements to the dividend (item 1.3).	**23 November 2006**
Payment date for dividends (item 1.3)	**4 December 2006**

Brief explanation of any of the figures in 1.1 to 1.3 necessary to enable the figures to be understood. (item 1.4)

Please refer to attached commentary.

Dividends (in the case of a trust, distributions) (item 4.5)

5 Date the dividend (distribution) is payable	**4 December 2006**

Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if securities are not CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if securities are CHESS approved)	**23 November 2006**

If it is a final dividend, has it been declared? (Preliminary final report only)	**N.A.**

Amount per security

		Amount per security	Imputed amount per security	Amount per security of foreign source dividend
Interim dividend:	Current year	9 ¢	4.4328 ¢	N.A. ¢
	Previous year	9 ¢	4.4328 ¢	N.A. ¢

Half yearly report - interim dividend (distribution) on all securities or

	Current period $NZ'000	Previous corresponding period - $NZ'000
Ordinary securities (each class separately)	25,491	23,758
Preference securities (each class separately)	-	-
Other equity instruments (each class separately)	-	-
Total	**25,491**	**23,758**

Dividend or distribution plans in operation (item 4.6)

The dividend or distribution plans shown below are in operation.

NIL

The last date(s) for receipt of election notices for the dividend or distribution plans	**N.A.**

Any other disclosures in relation to dividends (distributions). (For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)

NIL

NTA backing (item 4.7)	Current period -	Previous corresponding period
4.7 Net tangible asset backing per ordinary security	1.3	1.4

Control gained over entities having material effect (item 4.8)

4.8.1 Name of entity (or group of entities)

Elba S.p.A.

4.8.2 Date from which such profit has been calculated

1 June 2006

4.8.3 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired

$	481

Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period

$	N.A.

Loss of control of entities having material effect

4.8.1 Name of entity (or group of entities)

N.A.

4.8.2 Date to which the profit (loss) in item 14.2 has been calculated

4.8.3 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control

$

Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period

$

Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control

$

Details of associates and joint venture entities (item 4.9)

Group's share of associates' and joint venture entities':	Current period $NZ'000	Previous corresponding period - $NZ'000
Profit (loss) from ordinary activities before tax	NIL	NIL
Income tax on ordinary activities	NIL	NIL
Profit (loss) from ordinary activities after tax	NIL	NIL
Extraordinary items net of tax	NIL	NIL
Net profit (loss)	NIL	NIL
Adjustments	NIL	NIL
Share of net profit (loss) of associates and joint venture entities	NIL	NIL

Sign here: ....   Date: **9 November 2006.**
        (Company Secretary)

Print name: **Mark David Richardson**

Appendix 7 of Listing Rules.

Notice of event affecting securities

NZX Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10.
For change to allotment, Listing Rule 7.12.1, a separate advice is required.

Number of pages including this one
(Please provide any other relevant
details on additional pages)

Full name of issuer	FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED		
Name of officer authorised to make this notice members (item 1.1.2)	M.D. RICHARDSON	Authority for event, e.g. Directors' resolution	DIRECTORS RESOLUTION
Contact phone number	(09) 273 0592	Contact fax number	(09) 273 0609

Date: 9 / 11 / 2006

Nature of event
Tick as appropriate

Bonus Issue ☐	If ticked, state whether: Taxable ☐ / Non Taxable ☐	Conversion ☐ Interest ☐ Rights Issue Renouncable ☐
Rights Issue non-4 ☐	Capital change ☐ Call ☐ Dividend ☒	If ticked, state whether: Interim ☒ Full Year ☐ Special ☒

EXISTING securities affected by this

If more than one security is affected by the event, use a separate form.

Description of the class of securities	ORDINARY SHARES	ISIN	NZFPAE0001S2

If unknown, contact NZSE

Details of securities issued pursuant to this event

If more than one class of security is to be issued, use a separate form for each class.

Description of the class of securities		ISIN	

If unknown, contact NZSE

Number of Securities to be issued following event		Minimum Entitlement		Ratio, e.g ①for② ☐ for ☐

Conversion, Maturity, Call Payable or Exercise Date		Treatment of Fractions	

Enter N/A if not applicable

Tick if pari passu ☐ OR provide an explanation of the ranking

Strike price per security for any issue in lieu or date Strike Price available.

Monies Associated with Event

Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.

	In dollars and cents	Source of Payment	Revenue Reserves
Amount per security	$0.09000		
Currency	New Zealand Dollars	Supplementary dividend details - Listing Rule 7.12.7	Amount per security in dollars and cents: $0.015882
Total monies	$25,491,048		Date Payable: 4 December, 2006

Taxation

Amount per Security in Dollars and cents to six decimal places

In the case of a taxable bonus issue state strike price	$	Resident Withholding Tax	$ Nil	Credits (Give details)	$0.044328

Timing

(Refer Appendix 8 in the Listing Rules)
4

Record Date 5pm		Application Date	
For calculation of entitleme. 4 must be the last business day of a week	23 November, 2006	Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.	4 December, 2006

Notice Date		Allotment Date	
Entitlement letters, call notices, conversion notices mailed		For the issue of new securities. Must be within 5 business days of record date.	

OFFICE USE ONLY
Ex Date:
Commence Quoting Rights: Security Code:
Cease Quoting Rights 5pm:
Commence Quoting New Securities: Security Code:
Cease Quoting Old Security 5pm:

Unaudited Interim Condensed Financial Statements
Fisher & Paykel Appliances Holdings Limited

Revenue (Unaudited)

	Consolidated		
	6 months 30 Sep 06 $'000	6 months 30 Sep 05 $'000	**Year 31 Mar 06 $'000**
Appliances			
New Zealand	**120,152**	119,225	248,889
Australia	**198,281**	167,162	375,968
USA	**241,811**	198,039	412,660
Singapore	**6,925**	5,290	11,518
Europe	**46,257**	7,681	13,571
Rest of World	**22,490**	8,322	19,572
Total Appliances Revenue	**635,916**	505,719	1,082,178
Finance			
New Zealand	**60,029**	63,800	126,402
Interest	**737**	430	537
Total Operating Revenue	**696,682**	569,949	1,209,117

Unaudited Interim Condensed Financial Statements
Fisher & Paykel Appliances Holdings Limited

Statement of Financial Performance (Unaudited)

	Consolidated		
	6 months 30 Sep 06 $'000	6 months 30 Sep 05 $'000	**Year 31 Mar 06 $'000**
Operating profit before interest and taxation from:			
Appliances	**37,318**	30,995	81,447
Finance New Zealand	**13,794**	13,723	28,399
	51,112	44,718	109,846
Interest *	**(9,960)**	(5,890)	(13,188)
Operating profit before taxation	**41,152**	38,828	96,658
Taxation	**(15,538)**	(12,622)	(32,713)
Group profit after taxation	**25,614**	26,206	63,945
Earnings per share	**9c**	10c	24c
Diluted earnings per share	**9c**	10c	23c

* Excludes operating interest of the Finance Group

Fisher & Paykel Appliances Holdings Limited

Statement of Financial Position (Unaudited)

	Consolidated			Appliances Group			Finance Group		
	As at 30 Sep 06 $'000	As at 31 Mar 06 $'000	As at 30 Sep 05 $'000	As at 30 Sep 06 $'000	As at 31 Mar 06 $'000	As at 30 Sep 05 $'000	As at 30 Sep 06 $'000	As at 31 Mar 06 $'000	As at 30 Sep 05 $'000
Assets									
Current assets									
Cash and bank balances	71,037	50,382	34,256	31,162	14,400	5,689	39,875	35,982	28,567
Debtors and other current assets	196,832	155,053	120,176	190,965	138,307	113,311	5,867	16,746	6,865
Finance receivables	391,352	377,952	361,880				391,352	377,952	361,880
Inventories	251,101	215,008	235,717	251,101	215,008	235,717			
Taxation	15,161	23,412	11,642	13,080	20,063	11,642	2,081	3,349	-
Future taxation benefit	4,927	5,241	-	4,927	5,241	-			
Total current assets	930,410	827,048	763,671	491,235	393,019	366,359	439,175	434,029	397,312
Non current assets									
Property plant and equipment	354,030	313,792	299,767	345,122	304,943	282,074	8,908	8,849	17,693
Investment in finance group				212,491	217,310	218,046			
Other assets	1,964	2,261	2,217	947	1,237	1,185	1,017	1,024	1,032
Finance receivables	134,879	193,736	210,036				134,879	193,736	210,036
Intangible assets	312,885	200,052	197,135	176,236	59,404	52,488	136,649	140,648	144,647
Deferred taxation	13,413	23,762	28,212	9,776	20,125	24,260	3,637	3,637	3,952
Total non current assets	817,171	733,603	737,367	744,572	603,019	578,053	285,090	347,894	377,360
Total assets	1,747,581	1,560,651	1,501,038	1,235,807	996,038	944,412	724,265	781,923	774,672
Liabilities									
Current liabilities									
Bank overdrafts	763	1,888	13,626	763	1,888	13,626			
Current borrowings	-	20,000	20,000	-	20,000	20,000			
Current finance leases	601	624	-	601	624	-			
Trade creditors	123,583	83,139	72,417	123,583	83,139	72,417			
Provisions	24,727	26,473	25,214	24,727	26,473	25,214			
Finance borrowings	471,591	501,562	464,005				471,591	501,562	464,005
Taxation	-	2,223	116	-	2,223	-	-	-	116
Other liabilities	73,398	63,092	69,705	49,126	37,088	41,599	24,272	26,004	28,106
Total current liabilities	694,663	699,001	665,083	198,800	171,435	172,856	495,863	527,566	492,227
Term liabilities									
Term borrowings	336,035	201,028	178,479	336,035	201,028	178,479			
Term finance leases	1,876	2,302	-	1,876	2,302	-			
Finance borrowings	15,842	36,980	64,399				15,842	36,980	64,399
Deferred taxation	-	18	-	-	18	-			
Other liabilities	4,526	4,283	-	4,457	4,216	-	69	67	-
Provisions	14,353	15,188	14,989	14,353	15,188	14,989			
Total term liabilities	372,632	259,799	257,867	356,721	222,752	193,468	15,911	37,047	64,399
Total Liabilities	1,067,295	958,800	922,950	555,521	394,187	366,324	511,774	564,613	556,626
Shareholders' equity									
Shareholders' equity	680,286	601,851	578,088	680,286	601,851	578,088			
Investment in finance group							212,491	217,310	218,046
Total shareholders' equity	680,286	601,851	578,088	680,286	601,851	578,088			
Total liabilities and shareholders' equity	1,747,581	1,560,651	1,501,038	1,235,807	996,038	944,412	724,265	781,923	774,672

Unaudited Interim Condensed Financial Statements
Fisher & Paykel Appliances Holdings Limited

Statement of Movements in Equity (Unaudited)

	Consolidated		
	6 months 30 Sep 06 $'000	Year 31 Mar 06 $'000	6 months 30 Sep 05 $'000
Shareholders' equity at the beginning of the period	**601,851**	576,070	576,070
Group profit after taxation	**25,614**	63,945	26,206
Movement in currency translation reserve	**(1,620)**	7,292	(812)
Total recognised revenues and expenses for the period	23,994	71,237	25,394
Issue of share capital	**78,296**	2,068	371
Dividends	**(23,855)**	(47,524)	(23,747)
Shareholders' equity at the end of the period	**680,286**	601,851	578,088

Segments (Unaudited)

For the six months ended 30 September 2006

	USA	Italy	Australasia & Overseas Sales Companies	Eliminations	Appliances Business Total	Finance Business	Consolidated Operations
	NZ$'000	NZ$'000	NZ$'000	NZ$'000	NZ$'000	NZ$'000	**NZ$'000**
Operating revenue	238,521	53,722	553,937	(209,560)	636,620	60,062	**696,682**
Operating profit before interest, taxation and amortisation*	5,214	3,995	31,387	(929)	39,667	17,796	**57,463**
Operating profit before interest and taxation*	5,011	1,952	31,284	(929)	37,318	13,794	**51,112**
Total Assets	278,565	256,624	488,127	-	1,023,316	724,265	**1,747,581**

For the six months ended 30 September 2005

	USA	Italy	Australasia & Overseas Sales Companies	Eliminations	Appliances Business Total	Finance Business	Consolidated Operations
	NZ$'000	NZ$'000	NZ$'000	NZ$'000	NZ$'000	NZ$'000	**NZ$'000**
Operating revenue	196,277	-	505,622	(195,783)	506,116	63,833	**569,949**
Operating profit before interest, taxation and amortisation*	1,196	-	30,527	(560)	31,163	17,723	**48,886**
Operating profit before interest and taxation*	1,062	-	30,493	(560)	30,995	13,723	**44,718**
Total Assets	225,380	-	500,986	-	726,366	774,672	**1,501,038**

For the year ended 31 March 2006

	USA	Italy	Australasia & Overseas Sales Companies	Eliminations	Appliances Business Total	Finance Business	Consolidated Operations
	NZ$'000	NZ$'000	NZ$'000	NZ$'000	NZ$'000	NZ$'000	**NZ$'000**
Operating revenue	410,415	-	1,079,956	(407,721)	1,082,650	126,467	**1,209,117**
Operating profit before interest, taxation and amortisation*	10,699	-	71,197	118	82,014	36,398	**118,412**
Operating profit before interest and taxation*	10,266	-	71,063	118	81,447	28,399	**109,846**
Total Assets	270,364	-	508,364	-	778,728	781,923	**1,560,651**

The Appliances business operates predominantly in manufacturing, sales and distribution of major household appliances. Intersegment sales are on an arm's length basis.

* Earnings for the USA based subsidiaries are reflective of an "arms length" return as required for taxation transfer pricing purposes. Additional profits are derived from products manufactured by the Group in New Zealand and Australia and supplied to the USA subsidiaries.

Unaudited Interim Condensed Financial Statements
Fisher & Paykel Appliances Holdings Limited

Statement of Cash Flows (Unaudited)

	Consolidated		
	6 months 30 Sep 06 $'000	6 months 30 Sep 05 $'000	Year to 31 Mar 06 $'000
Cash flows from (used in) operating activities			
Receipts from customers	617,191	545,291	1,167,659
Financing interest and fee receipts	64,156	63,370	130,241
Interest received	508	1,015	537
Payments to suppliers and employees	(622,932)	(537,877)	(1,102,750)
Taxation paid	(10,346)	(9,458)	(34,894)
Interest paid - borrowings and Finance Group	(27,469)	(24,574)	(50,900)
Net cash flow from operations	21,108	37,767	109,893
Cash flows from (used in) investing activities			
Sale of fixed assets	13,640	24	1,372
Principal on loans repaid by customers	353,799	353,066	704,451
Purchase of fixed assets	(22,538)	(21,054)	(55,153)
New loans to customers	(315,442)	(362,153)	(720,298)
Acquisition of Elba S.p.A.	(161,786)	-	-
Acquisition of Prime Distributors (Prime)	-	(6,187)	(6,187)
Net cash flow used in investing activities	(132,327)	(36,304)	(75,815)
Cash flows from (used in) financing activities			
Employee Share Purchase Scheme	275	411	782
New term borrowings	345,048	29,346	80,725
New finance borrowings	124,789	40,158	317,049
Repayment of term borrowings	(212,811)	(11,743)	(53,223)
Repayment of finance borrowings	(175,242)	(37,971)	(306,189)
Issue of share capital	78,296	371	2,068
Dividends paid	(23,855)	(23,747)	(47,524)
Supplementary dividends paid to overseas shareholders	(1,933)	(1,767)	(3,609)
Net cash flows from (used in) financing activities	134,567	(4,942)	(9,921)
Net increase (decrease) in cash	23,348	(3,479)	24,157
Opening cash	48,494	24,141	24,141
Cash obtained from acquisitions	(9)	77	77
Effect of foreign exchange rates	(1,559)	(109)	119
Closing cash	70,274	20,630	48,494
Reconciliation of closing cash			
Bank	71,037	34,256	50,382
Bank overdrafts	(763)	(13,626)	(1,888)
Call borrowings	-	-	-
	70,274	20,630	48,494

Reconciliation of profit to cash flows from operating activities

	6 months 30 Sep 06 $'000	6 months 30 Sep 05 $'000	Year to 31 Mar 06 $'000
Group profit after taxation	**25,614**	26,206	63,945
Add/(deduct) non-cash items			
Depreciation and writedown of fixed assets			
to recoverable amount	**20,742**	16,407	32,909
Amortisation of intangible assets	**6,409**	4,153	8,546
Finance group bad debts written off	**4,986**	4,799	10,395
Accrued Finance Group interest income	**2,120**	-	-
Accrued Finance Group interest expense	**(222)**	(1,590)	196
Accrued interest expense	**1,460**	1,015	1,005
Movement in provisions	**(3,491)**	(2,243)	1,386
Movement in deferred tax/future tax benefit	**1,926**	809	5,277
Movement in working capital			
Payables and accruals	**(18,175)**	17,834	24,965
Debtors and other current assets	**(13,081)**	15,796	(6,210)
Inventory	**(8,642)**	(48,568)	(29,021)
Provision for taxation	**1,839**	917	(14,914)
Supplementary dividend paid	**1,933**	1,767	3,609
Foreign currency exchange translation	**(2,310)**	465	7,785
Net cash flow from operations	**21,108**	37,767	109,873

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

FINANCIAL STATEMENTS

The interim condensed consolidated financial statements of Fisher & Paykel Appliances Holdings Limited (the Group) have been prepared in accordance with Financial Reporting Standard 24: Interim Financial Statements, issued by the New Zealand Institute of Chartered Accountants. These financial statements should be read in conjunction with the financial statements and related notes included in the Group's Annual Report for the year ended 31 March 2006.

The financial statements for the six months ended 30 September 2006 and 30 September 2005 are unaudited. The financial information for the year ended 31 March 2006 has been extracted from the audited financial statements of the Group for that year.

The interim financial statements are stated in New Zealand dollars unless otherwise indicated.

ACCOUNTING POLICIES

The accounting policies used in the preparation of the financial statements for the six months ended 30 September 2006 and 30 September 2005 are consistent with those used in the preparation of the financial statements for the year ended 31 March 2006. Certain items have been reclassified in comparatives to agree with current year presentation.

INVESTMENT IN SUBSIDIARIES

On 15 June 2006, the company acquired all the shares in Elba S.p.A ("Elba"), a leading European manufacturer and distributor of cooking appliances. The total consideration paid for Elba was €78.2 million (approximately $158.1 million), which was partially funded by raising equity of approximately $73 million (net of fees), with the remainder funded by debt. Under the terms of the acquisition agreement, the economic ownership of Elba transferred to the Group on 1 June 2006.

The financial effect of the acquisition has been summarised below:

	€ million
Total Assets	
- Current assets	34.6
- Property plant and equipment	20.7
- Licenses & intangibles	24.0
- Other assets	0.9
	80.2
Total Liabilities	
- Current liabilities	(32.9)
- Other liabilities	(8.3)
- Parent company loan	(6.1)
Net assets acquired	32.9
Goodwill on acquisition	41.0
Total acquisition cost	73.9
Comprised of:	
Purchase price	78.0
Working capital adjustment as per Agreement	0.2
	78.2
Less assignment of Parent company loan	(6.1)
Professional fees	1.8
	73.9

Contribution to operating profit before interest and taxation from 1 June 2006 to 30 September 2006 was $1.95 million.

CONTINGENT LIABILITIES

Periodically the company is a party to litigation including product liability claims. To date such claims have been settled for relatively small monetary amounts, which have been expensed or covered by insurance.

The directors do not consider that any existing claim would have a material impact on the operations of the company.

COMMITMENTS

	Sept 2006 $'000	March 2006 $'000	Sept 2005 $'000
Capital expenditure commitments			
Within one year	4,822	3,805	6,119
Between one and two years	1,459	3,023	1,564
Between two and three years	-	-	1,459
Total	6,281	6,828	9,142
Lease commitments under non-cancellable operating leases			
Within one year	19,909	19,808	14,865
Between one and two years	17,909	18,882	14,735
Between two and three years	15,371	17,394	13,449
Between three and four years	10,544	14,229	9,946
Between four and five years	7,358	11,704	5,326
Over five years	26,382	23,005	16,134
Total	97,473	105,022	74,455

SUBSEQUENT EVENTS

Interim Dividend

On 9 November 2006 the Directors approved an interim dividend of 9 cents per share for the six months ended 30 September 2006, which will be paid on 4 December 2006. The dividend will be fully imputed for New Zealand tax residents and 100 percent franked for Australian tax residents. Non-resident shareholders will receive a supplementary dividend of 1.588 cents per share.

Retravision (NSW) Limited

Retravision (NSW) Limited is a customer of the Appliances Group in Australia. On 24 October 2006, receivers and managers were appointed over the assets and undertaking of Retravision (NSW) Limited. The Directors are presently of the view that no material loss will arise due to this.

IMPLEMENTATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (NZ IFRS)

The Group has previously reported that it will adopt NZ IFRS for the year ending 31 March 2008, including comparative information for the year ending 31 March 2007. This allows time to ensure both the best application of new or revised standards and increased shareholder and analyst understanding of the effects of the transition.

The project team, under the guidance of the Group's Audit ·& Risk Management Committee, has substantially completed a NZ IFRS compliant opening balance sheet position as at 1 April 2006. The significant differences to the position previously reported under New Zealand Financial Reporting Standards (NZ FRS) have been summarised below:

1. Property Plant & Equipment (PPE)

Certain items classified as PPE under NZ FRS will be reclassified on transition to NZ IFRS. This includes the following items (at net book value):

- approximately $13 million of software assets reclassified as intangible assets
- approximately $3 million of patent & trademark assets reclassified as intangible assets
- approximately $1 million of land expected to be sold within 12 months of the transition balance date reclassified as a non-current asset held for sale

The Directors' are also considering restating selected properties at deemed cost at the date of transition to NZ IFRS.

2. Accounting for Goodwill

Under NZ FRS the Group's accounting policy is that the excess of cost over the fair value of the net assets of subsidiaries acquired is recognised as goodwill at the time of acquisition and is amortised to earnings on a straight line basis over the shorter of its estimated useful life or 20 years.

Under NZ IFRS (NZ IAS38) goodwill cannot be amortised but will be subject to an impairment test annually and also whenever there is an indication that the goodwill may have been impaired. In the current year, goodwill amortisation will amount to approximately $7 million. This includes the effect of goodwill amortisation on acquisition of Elba of approximately $5 million (subject to fair value adjustments).

3. Accounting for Taxation

Under NZ FRS the Group accounts for deferred tax on an income basis.

Under NZ IFRS (NZ IAS12) deferred tax will be calculated using a "balance sheet" approach. Deferred tax assets and liabilities will be recognised where there are temporary differences between the accounting and tax value of balance sheet items.

Under NZ FRS certain properties were revalued in 1992 and also depreciation on buildings was treated as a permanent difference. Under NZ IFRS, a deferred tax liability will be recognised on the temporary difference arising. In addition, several of the provisions and liabilities mentioned elsewhere in this note will have a deferred tax impact under NZ IFRS. The net effect of all these adjustments will result in an additional deferred tax asset of approximately $5 million.

Certain intangible assets are treated differently for accounting and tax purposes and under NZ IFRS this will result in recognition of additional deferred tax. On transition to NZ IFRS, an additional deferred tax asset of approximately $4 million will be recognised in respect of the DCS brand. This will transpose to a deferred tax liability over the remaining useful tax life of the brand, which will only crystallise on impairment or sale of the asset.

In addition, a deferred tax liability of approximately $35 million will be recognised in respect of the Farmers Finance Licenses, which will crystallise over the finite life of the asset.

4. Employee Share Ownership and Share Option Schemes

The Group operates both employee share ownership and employee share option schemes. Under NZ FRS no compensatory expense is recognised in the statement of financial performance.

Under NZ IFRS (NZ IFRS2) the compensatory component of these schemes will be valued at the date of issue or grant using an appropriate valuation methodology and allocated over the vesting period of the share option or share ownership schemes.

On transition, a debit of approximately $2 million will be made to opening retained earnings and an offsetting credit to other reserves in respect of the combined effect of these share based payment schemes.

5. Other Employee Benefits

Currently employee entitlements to salaries and wages, annual leave, long service leave and other benefits are recognised when they accrue to employees and are fully vested.

Under NZ IFRS (NZ IAS19) long service leave is recognised on an actuarial basis, resulting in recognition of approximately an additional $8 million provision with a corresponding adjustment of $5 million to retained earnings (net of tax).

The Group operates a pension plan for employees. The majority of the Group's employees are members of a defined contribution plan and under NZ FRS contributions to the plan are expensed when made, consistent with the treatment required under NZ IFRS. There is also a defined benefit plan for a small number of employees, which is closed to new entrants. Under NZ IFRS, the Group will be required to recognise the surplus or deficit of the defined benefit plan as an asset or liability in the Statement of Financial Position with the resulting movement recognised in the Statement of Financial Performance.

Subject to an actuarial valuation, a liability will be recognised in the opening balance sheet under NZ IFRS in respect of the defined benefit scheme with a corresponding adjustment to retained earnings (net of tax).

6. Warranty Provision

Warranties offered with the Group's products vary, but are generally 2 years parts and labour, although a number of products have a limited 5 year warranty.

Under NZ IFRS, where the effects of the time value of money are material, the provision amount is stated at the present value of the expected expenditures required to settle the obligation. On transition to NZ IFRS, the effect of restating the provision amount to its present value is a reduction of approximately $1 million, with a corresponding adjustment to retained earnings.

7. Hedge Accounting

The Group maintains an off-balance sheet portfolio of forward exchange contracts and currency options to hedge the currency risks associated with both future sales and purchasing requirements. The Group also uses financial instruments as hedges to manage exposure to interest rate risks.

Under NZ IFRS (NZ IAS39) all derivative contracts, whether used as hedging instruments or otherwise will be recognised at fair value in the Statement of Financial Position. Changes in the fair value of the derivatives will be recognised in the Statement of Financial Performance unless strict hedge criteria are met. On transition, the Group has met hedge accounting requirements for the majority of its exposures and expects to continue to meet these requirements in the future.

On transition to NZ IFRS, a fair value adjustment will result in a liability of approximately $5 million with a corresponding adjustment to retained earnings.

8. Foreign Currencies

It has been assessed, based on the criteria in NZ IAS21 and the current nature of the Group's operations, that the functional currencies of all foreign subsidiary companies are unchanged from NZ FRS.

On transition to NZ IFRS, the Group has elected to apply NZ IFRS1 with respect to cumulative translation differences and the balance of the foreign currency translation reserve is deemed to be zero. This results in a credit of $2.5 million to the foreign currency translation reserve with a corresponding debit to retained earnings.

9. Leases

Under NZ IFRS (NZ IAS17), operating lease payments are recognised as an expense on a straight-line basis where there is a fixed increase in rentals, regardless of the basis for making those payments. This will result in recognition of an additional liability of approximately $2 million with a corresponding adjustment to retained earnings (net of tax).

An additional finance lease will be recognised, resulting in approximately a $5 million non-current asset and corresponding finance lease creditor.

The areas identified above should not be taken as an exhaustive list of all the differences between NZ FRS and NZ IFRS. The above impacts are based on management's current interpretation of the standards that have been released to date. There is potential for the significance of these impacts to change when the Group prepares its first set of NZ IFRS financial statements due to changes in the standards, changes in our business or changes in management's interpretation of the standards.

The Group will provide users of the financial statements with updated information about the impacts of NZ IFRS on the Group's earnings, cash flows and financial position in its final Annual Report under NZ FRS for the year ending 31 March 2007.



PricewaterhouseCoopers
188 Quay Street
Private Bag 92162
Auckland, New Zealand
Telephone +64 9 355 8000
Facsimile +64 9 355 8001
www.pwc.com/nz

Accountants' Report

To the shareholders of Fisher & Paykel Appliances Holdings Limited

We have reviewed the interim consolidated financial statements. The interim consolidated financial statements provide information about the past consolidated financial performance and consolidated cash flows of the Company and Group for the period ended 30 September 2006 and its consolidated financial position as at that date. This information is stated in accordance with the accounting policies set out on pages 40 to 43 of the most recent Annual Report.

Directors' responsibilities

The Company's Directors are responsible for the preparation and presentation of the interim consolidated financial statements that present fairly the consolidated financial position of the Group as at 30 September 2006 and its consolidated financial performance and consolidated cash flows for the period ended on that date.

Accountants' responsibilities

We are responsible for reviewing the interim consolidated financial statements presented by the Directors in order to report to you whether, in our opinion and on the basis of the procedures performed by us, anything has come to our attention that would indicate that the interim consolidated financial statements do not present fairly the matters to which they relate.

Basis of opinion

A review is limited primarily to enquiries of Group personnel and analytical review procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit on the interim consolidated financial statements and, accordingly, we do not express an audit opinion.

We have reviewed the interim consolidated financial statements of the Group for the period ended 30 September 2006 in accordance with the Review Engagement Standards issued by the Institute of Chartered Accountants of New Zealand.

We have no relationship with or interests in the Group or any of its subsidiaries other than in our capacity as accountants conducting this review, auditors of the annual financial statements and providers of accounting advisory services.

Review opinion

Based on our review, nothing has come to our attention that causes us to believe that the interim consolidated financial statements do not present fairly the consolidated financial position of the Group as at 30 September 2006 and its consolidated financial performance and consolidated cash flows for the period ended on that date.

Our review was completed on 9 November 2006 and our review opinion is expressed as at that date.

PricewaterhouseCoopers

Chartered Accountants   Auckland

Appendix 4D

Half yearly report

Introduced 30/6/2003.

Name of entity

FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

ABN or equivalent company reference	Half yearly (tick)	Preliminary final (tick)	Half year ended ('current period')
98026263	X		30 SEPTEMBER 2006

Half year ended ('previous corresponding period')

30 SEPTEMBER 2005

Results for announcement to the market

Extracts from this report for announcement to the market (see note 1).

$NZ'000

Revenues from ordinary activities (item 2.1)	up	22.2%	to	696,682
Profit (loss) from ordinary activities after tax attributable to members (item 2.2)	(down)	-2.3%	to	25,614
Net profit (loss) for the period attributable to members (item 2.3)	(down)	-2.3%	to	25,614

Dividends (distributions) (Please refer to commentary for further details)	Amount per security	Franked amount per security
Interim dividend (Half yearly report only - item 2.4)	9 ¢	3.8571 ¢

Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (item 2.5)	23 November 2006

Brief explanation of any of the figures in 2.1 to 2.4 necessary to enable the figures to be understood. (item 2.6)

Please refer to attached commentary.

NTA backing
(see note 7)

	Current period -	Previous corresponding period
3.0 Net tangible asset backing per ordinary security	1.3	1.4

Control gained over entities having material effect

4.1 Name of entity (or group of entities)

Elba S.p.A.

4.2 Date from which such profit has been calculated

1 June 2006

4.3 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired

$ **481**

Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period

$ **N.A.**

Loss of control of entities having material effect

4.1 Name of entity (or group of entities)

N.A.

4.2 Date to which the profit (loss) in item 14.2 has been calculated

4.3 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control

$

Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period

$

Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control

$

Dividends (in the case of a trust, distributions)

5 Date the dividend (distribution) is payable

4 December 2006

Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if securities are not CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if securities are CHESS approved)

23 November 2006

If it is a final dividend, has it been declared?
(Preliminary final report only)

N.A.

Amount per security

			Amount per security	Franked amount per security	Amount per security of foreign source dividend
	Interim dividend:	Current year	9 ¢	3.8571 ¢	N.A. ¢
		Previous year	9 ¢	N.A. ¢	N.A. ¢

Half yearly report - interim dividend (distribution) on all securities or

	Current period $NZ'000	Previous corresponding period - $NZ'000
Ordinary securities (each class separately)	**25,491**	**23,758**
Preference securities (each class separately)	-	-
Other equity instruments (each class separately)	-	-
Total	**25,491**	**23,758**

Dividend or distribution plans in operation (item 6.0)

The dividend or distribution plans shown below are in operation.

NIL

The last date(s) for receipt of election notices for the dividend
or distribution plans

N.A.

Any other disclosures in relation to dividends (distributions). (For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)

NIL

Details of associates and joint venture entities (item 7.0)

Group's share of associates' and joint venture entities':	Current period $NZ'000	Previous corresponding period - $NZ'000
Profit (loss) from ordinary activities before tax	NIL	NIL
Income tax on ordinary activities	NIL	NIL
Profit (loss) from ordinary activities after tax	NIL	NIL
Extraordinary items net of tax	NIL	NIL
Net profit (loss)	NIL	NIL
Adjustments	NIL	NIL
Share of net profit (loss) of associates and joint venture entities	NIL	NIL

Compliance statement

8.0 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used

NEW ZEALAND ACCOUNTING STANDARDS

9.0 The Accounts are not subject to audit dispute or qualification.

Sign here: ....
(Company Secretary)

Date: **9 November 2006.**

Print name: **Mark David Richardson**

Fisher & Paykel Appliances Holdings Limited
Half Year Information

Directors' Declaration

The Directors declare that the interim condensed consolidated financial statements:

i.   comply with New Zealand Accounting Standards

ii.   give a true and fair view of the financial position of Fisher & Paykel Appliances Holdings Limited and its subsidiaries as at 30 September 2006 and of their performance, as requested by the results of their operations and their cash flows for the half-year ended on that date.

In the Directors' opinion at the date of this declaration there are reasonable grounds to believe that Fisher & Paykel Appliances Holdings limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of Directors and is signed for and on behalf of the Board of Directors.

Dated at Auckland this 9th day of November 2006.

Gary A Paykel
Chairman

John H Bongard
Managing Director and CEO

Fisher & Paykel Appliances Holdings Limited

Directors' Details

The Directors of Fisher & Paykel Appliances Holdings Limited at any time during or since the end of half-year were as follows:

Gary A Paykel	Chairman
John W Gilks	Deputy Chairman, Independent
John H Bongard	Executive Director
Norman M T Geary	Non-Executive, Independent
W Lindsay Gillanders	Non-Executive
Peter D Lucas	Non-Executive, Independent
Ralph G Waters	Non-Executive, Independent
J Julian A Williams	Non-Executive

During the six months period to 30 September 2006 at the Annual Meeting of Shareholders held on 21 August 2006, Norman M T Geary, John W Gilks and Gary A Paykel, who retired by rotation in accordance with the Company's Constitution, were re-elected to the Board.